September 16, 2020

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Michael Coco, Esq.

Office of International Corporate Finance

RE	Registration Statement on Form F-6 filed with respect to ordinary shares of Mediaset Investment N.V. (File No. 333-239796)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), acting on behalf of the legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Mediaset Investment N.V. (the "Issuer") hereby requests withdrawal of the above referenced Registration Statement on Form F-6, together with all exhibits thereto (the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 10, 2020 and has not yet became effective. The Registration Statement was filed in contemplation of mergers of Mediaset S.p.A. and Mediaset España Comunicacion, S.A. with and into the Issuer, but the parties have determined not to move forward with implementation of the adopted merger plan. As a result, the Depositary will no longer be establishing an American Depositary Receipt program for the Issuer.

Since none of the American Depositary Shares registered on the Registration Statement have been issued or sold and none will be issued or sold, the Depositary makes this application to the Commission to withdraw the Registration Statement. If you should have any questions about this application, please contact our counsel, Scott A. Ziegler, Esq. at Ziegler, Ziegler & Associates, LLP at 212-319-7600.

Very truly yours,

Legal entity created by the agreement for the

issuance of American Depositary Receipts

evidencing American Depositary Shares for shares

of the Issuer

By:	JPMorgan Chase Bank, N.A., Depositary

By:	/s/ Timothy E. Green
Name:	Timothy E. Green
Title:	Vice President